January 15, 2026

Bernard Chung
Chief Financial Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, CA 94538

        Re: Velo3D, Inc.
            Registration Statement on Form S-3
            File No. 333-292698
Dear Bernard Chung:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology